                    ---------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                HLM DESIGN, INC.
                              --------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  404 217 10 1
                              --------------------
                                 (CUSIP Number)

                                 June 18, 1998
                              --------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)
     [ x ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

CUSIP No.:   404 217 10 1
           ----------------

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  (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons:

       BERTHEL FISHER & COMPANY 42-1254805
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group (See Instructions).:

           (a) [   ]

           (b) [ X ]
--------------------------------------------------------------------------------

  (3)  SEC Use Only

--------------------------------------------------------------------------------

  (4)  Citizenship or Place of Organization: Iowa corporation

--------------------------------------------------------------------------------

  Number of        (5)  Sole Voting Power:
    Shares                        37,000
 Beneficially           --------------------------------------------------------
   Owned by        (6)  Shared Voting Power
     Each                         113,531
  Reporting             --------------------------------------------------------
    Person
     With          (7)  Sole Dispositive Power
                                  37,000
                        --------------------------------------------------------

                   (8)  Shared Dispositive Power
                                  113,531
                        --------------------------------------------------------

  (9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                150,531
--------------------------------------------------------------------------------
  (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                                Not Applicable
--------------------------------------------------------------------------------
  (11) Percent of Class Represented by Amount in Row 9:
                                 7.3%
       -------------------------------------------------------------------------

  (12) Type of Reporting Person (See Instructions):
                                HC
       -------------------------------------------------------------------------



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CUSIP No.:   404 217 10 1
           ----------------

--------------------------------------------------------------------------------

  (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons:

       THOMAS J. BERTHEL    ###-##-####
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  (2)  Check the Appropriate Box if a Member of a Group (See Instructions).:

           (a) [   ]

           (b) [ X ]
--------------------------------------------------------------------------------

  (3)  SEC Use Only

--------------------------------------------------------------------------------

  (4)  Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

  Number of        (5)  Sole Voting Power:
    Shares                        30,000
 Beneficially           --------------------------------------------------------
   Owned by        (6)  Shared Voting Power
     Each                         155,731
  Reporting             --------------------------------------------------------
    Person
     With          (7)  Sole Dispositive Power
                                  30,000
                        --------------------------------------------------------

                   (8)  Shared Dispositive Power
                                  155,731
                        --------------------------------------------------------

  (9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                185,731
--------------------------------------------------------------------------------
  (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                                Not Applicable
--------------------------------------------------------------------------------
  (11) Percent of Class Represented by Amount in Row 9:
                                 9.0%
       -------------------------------------------------------------------------

  (12) Type of Reporting Person (See Instructions):
                                IN, HC
       -------------------------------------------------------------------------



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Item 1   (a) Name of Issuer: HLM DESIGN, INC.

         (b)  Address of Issuer's Principal Executive Offices: 121 West Trade Street, Suite 2950
                                                               Charlotte, North Carolina 28202

Item 2   (a)  Names of Persons Filing:   Berthel Fisher & Company
                                        Thomas J. Berthel

         (b)  Address or Principal Business Office or, if none, Residence:

                            100 Second St. S.E.
                            Cedar Rapids, Iowa 52401

         (c)  Citizenship: Berthel Fisher & Company: Organized under the laws of Iowa
                           Thomas J. Berthel: United States

         (d) Title of Class of Securities:Common Stock, par value $.001 per share

         (e)  CUSIP No.:      404 217 10 1
                           ------------------

Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
             check whether the person filing is a:    Not Applicable

 Item 4 (a) - (c).    Ownership

     The information in items 1 and 5-11 on the cover pages (pp 2-3) of this statement on Schedule 13G is hereby incorporated by reference.

Item 5.   Ownership of 5 Percent or Less of a Class.   [  ]    Not Applicable

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person:

     Thomas J. Berthel ("Mr. Berthel") is reported as having shared voting power and shared dispositive power with respect to (a) 5,200 shares owned by his wife for her own account and for the account of his children, (b) 37,000 shares owned by Berthel Fisher & Company ("BFC"), (c) 43,631 shares owned by Berthel Fisher & Company Leasing, Inc. ("BFCL") and (d) 69,900 shares owned by Berthel Fisher & Company Financial Services, Inc. ("BFCFS"). Mr. Berthel is treated for purposes of this filing as if he were the beneficial owner of shares owned by his wife and children. Because Mr. Berthel is a major shareholder and CEO of BFC, Mr Berthel is treated for purposes of this filing as if he were the beneficial owner of shares owned by BFC and of shares owned by both BFCL and BFCFS. Both BFCL and BFCFS are subsidiaries of BFC. BFC is treated for purposes of this filing as if it were the beneficial owner of shares owned by BFCL and BFCFS. BFC owns more than five percent of the issuer when shares of BFCL and BFCFS are included, and is, therefore, a reporting person in this filing. Neither BFCL nor BFCFS owns more than five percent of the issuer. All of the numbers of shares reported in this filing include shares acquired through the date of filing of this Schedule 13G.


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Item 7.    Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on By the Parent Holding Company: See Exhibit A.

Item 8.    Identification and Classification of Members of the Group: Not
           Applicable

Item 9.    Notice of Dissolution of Group: Not Applicable

Item 10.   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   July 17, 1998
                               --------------------------------------
                                                Date

                                   /s/ Thomas J. Berthel
                               --------------------------------------
                               Thomas J. Berthel, individually and as
                               President and CEO of Berthel Fisher
                               & Company








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EXHIBIT A

                               ITEM 7 INFORMATION

Berthel Fisher & Company Leasing, Inc., an Iowa corporation, owns 43,631 shares of Common Stock of the issuer as of July 16, 1998, and is a subsidiary of Berthel Fisher & Company.

Berthel Fisher & Company Financial Services, Inc., an Iowa corporation, owns 69,900 shares of Common Stock of the issuer as of July 16, 1998, and is a subsidiary of Berthel Fisher & Company.

Thomas J. Berthel owns is a major shareholder of Berthel Fisher & Company and serves as its President and CEO. Mr. Berthel also serves as the CEO of both Berthel Fisher & Company Leasing, Inc. and Berthel Fisher & Company Financial Services, Inc. Mr. Berthel may be deemed to be a control person of Berthel Fisher & Company, Berthel Fisher & Company Leasing, Inc. and Berthel Fisher & Company Financial Services, Inc.




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